                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Sinterloy Corporation 401(k) Plan


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE (UNAUDITED)

Sinterloy Corporation 401(k) Plan
December 31, 2002 and 2001 and Year Ended December 31, 2002

              Sinterloy Corporation 401(k) Plan

       Financial Statements and Supplemental Schedule

               December 31, 2002 and 2001 and

                 Year Ended December 31, 2002

                      TABLE OF CONTENTS



Financial Statements

Statements of Net Assets Available for Benefits (Unaudited)......................................       1
Statement of Changes in Net Assets Available for Benefits (Unaudited)............................       2
Notes to Financial Statements (Unaudited)........................................................       3

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year) (Unaudited)........................       7

                       Sinterloy Corporation 401(k) Plan

                Statements of Net Assets Available for Benefits



                                                                 DECEMBER 31
                                                          2002               2001
                                                     ---------------   ---------------
                                                               (UNAUDITED)
ASSETS

Investments, at fair value:
   Pooled separate accounts                          $       294,869   $       297,521
   Hawk Corporation common stock                              30,925            27,828
Guaranteed Income Fund, at contract value                    475,597           453,560
Participant loans                                             94,026            87,891
                                                     ---------------   ---------------
                                                             895,417           866,800

Contributions receivable:
    Employer                                                      72
    Employee                                                     145
                                                     ---------------   ---------------
                                                                 217

NET ASSETS AVAILABLE FOR BENEFITS                    $       895,634   $       866,800
                                                     ===============   ===============


See notes to financial statements.

                        Sinterloy Corporation 401(k) Plan

      Statement of Changes in Net Assets Available for Benefits (Unaudited)

                          Year Ended December 31, 2002



Additions:
   Interest income                                             27,746
   Contributions:
     Employer                                                  32,450
     Employee                                                  64,894
                                                         ------------
                                                               97,344
                                                         ------------
Total additions                                               125,090

Deductions:
   Benefit payments                                             7,138
   Fees and expenses                                            7,515
                                                         ------------
Total deductions                                               14,653

Net realized and unrealized depreciation
 in fair value of investments                                 (81,603)
                                                         ------------

Net increase                                                   28,834

Net assets available for benefits at beginning of year        866,800
                                                         ------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR         $    895,634
                                                         ============


See notes to financial statements.

                       Sinterloy Corporation 401(k) Plan

                   Notes to Financial Statements (Unaudited)

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002

A. DESCRIPTION OF THE PLAN

The following description of the Sinterloy Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1995 as a defined contribution plan covering all non-union employees of Sinterloy Corporation (the Company and Plan Sponsor) who have completed one year of service, as defined. The Company is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 10% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 10% of the participant's compensation. The Plan Sponsor also provides that the Plan Sponsor make additional discretionary contributions. The Plan Sponsor did not make a discretionary contribution for the 2002 Plan year. Forfeited balances are allocated back to participant's accounts under the same manner as the discretionary contributions. At December 31, 2002, there were no forfeitures available to allocate to participants.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

              Sinterloy Corporation 401(k) Plan

A. DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions. Prior to January 1, 1999, participants were 100% vested in Plan Sponsor matching contributions. Beginning January 1, 1999, vesting of Plan Sponsor discretionary and matching contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule. Distributions from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut Plan Sponsor and employee contributions in any of several investment options, including the Hawk Corporation common stock.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1 to 5 years. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

              Sinterloy Corporation 401(k) Plan

B. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value as determined by the Trustee, on the last business day of the Plan year. Participant loans are valued at the outstanding balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. INVESTMENTS

During 2002, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:


                                                                            NET REALIZED
                                                                           AND UNREALIZED
                                                                            DEPRECIATION
                                                                           IN FAIR VALUE
                                                                           OF INVESTMENTS
                                                                           --------------

Pooled separate accounts                                                   $      66,354
Hawk Corporation common stock                                                     15,249
                                                                           -------------
                                                                           $      81,603
                                                                           =============

              Sinterloy Corporation 401(k) Plan

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                                    DECEMBER 31
                                                              2002               2001
                                                          -------------     ---------------

Guaranteed Income Fund                                    $      475,597    $      453,560
S&P 500 Index Fund                                                59,810            63,206
CIGNA Lifetime 30                                                 78,200            61,394
Participant Loans                                                 94,026            87,891


D. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E. INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated February 6, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401 (a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of a plan will be considered to have a plan qualified under Section 401 (a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                        Sinterloy Corporation 401(k) Plan

                   Employer Identification Number: 31-1549254
                                Plan Number: 005

             Schedule H, Line 4i--Schedule of Assets (Held at End of
                                Year) (Unaudited)

                                December 31, 2002


         Identity of Issue, Borrower, Lessor, or                                    Current
         Similar Party/Description of Investment                                     Value
-------------------------------------------------------------------------------- --------------

 *   Connecticut General Life Insurance
       Company--Group Annuity Contract:
        Guaranteed Income Fund                                                   $     475,597
        CIGNA Lifetime 20 Fund                                                           7,090
        CIGNA Lifetime 30 Fund                                                          78,200
        CIGNA Lifetime 40 Fund                                                          19,416
        CIGNA Lifetime 50 Fund                                                           3,996
        S&P 500 Index Fund                                                              59,810
        Janus Fund                                                                      14,724
        Janus Worldwide Fund                                                            20,157
        White Oak Growth Stock Fund                                                     19,026
        Hawk Corporation common stock                                                   30,925
        Large Cap Value/John A. Levin & Co. Fund                                         3,717
        Mid Cap Value/Wellington Management                                             15,277
        Mid Cap Growth/Artisan Partners                                                 17,673
        Small Cap Value/Berger Fund                                                     33,184
        Small Cap Growth/TimesSquare Fund                                                2,599
   * Participant loans (interest rates from 5.25% to 10.50%)                            94,026
                                                                                 -------------
                                                                                 $     895,417
                                                                                 =============


*  Indicates a party-in-interest to the Plan.

                               INDEX TO EXHIBITS

99.1*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002
99.2*  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               Sinterloy Corporation 401(k) Plan



Date: June 25, 2003

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator